Tournigan Gold Corporation

750 West Pender Street, Suite 301

Vancouver, British Columbia, Canada  V6C 2T7

Telephone: (604) 683-0320

Facsimile:   (604) 683-8340

e-mail: info@tournigan.com

July 11, 2005

Susan Min

US Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street NW

Washington, D.C.  20549

RE: Form 20-FR Registration Statement

    Tournigan Gold Corporation (“the Company”); SEC file # 0-50486

Dear Ms. Min,

Thank you for your comment letter dated June 16, 2005.

You are being sent by overnight mail both a “red-line” and a “final” copy of the Company’s Form 20-FR/A Amendment Number 1 for your convenience. The actual Form 20-FR/A is filed via EDGAR July 11, 2005, concurrent with this letter.

Below is a “response to comment” table outlining the Company’s response to each comment in your letter, cross-referenced to Form 20-FR text page numbers.

Response to SEC Letter dated 6/16/2005:

Comment     Page    Response

      1             Acknowledged

      2             Registration Statement updated to be as current as possible.

      3       12    Mr. Bojtos is a citizen of Canada and resident of Colorado, USA.

                    Text revised to clarify.

      4       16    Table No. 4, US Dollar/Canadian Dollar, updated to June 30th.

      5       17    Table No. 5, Capitalization/Indebtedness, updated to June 30th,

                    regarding selected data including indebtedness.

      6       18    “Risk Factors” revised to explain how the Company is directly affected, including increased discussion of Passive Foreign

  Investment Company risk.

      7             Refer to Comment #6

      8       22    Risk Factor relating to potential conflicts of interest by officers/directors updated and revised to clarify.

      9        19   The Company has experienced write-downs related to property acquisition/exploration in the past.

The properties in which the Company has an interest or the concessions in which the Company has the right to earn an interest are in the exploratory/ development stage only and are without a known body of ore.  Properties on which mineral reserves are not found may be sold or disposed of causing the Company to write-down or write-off each respective property, thus sustaining a loss.

   The Company has incurred the following write-downs or write-

   offs since 1997:

Country	Property	Written Down or Written Off	Year
British Columbia, Canada	Huckleberry	4	2001
British Columbia, Canada	Bear Pass	121	2001
British Columbia, Canada	Dalhousie	3	2001
Mali, West Africa	Diangounte West	3,954,074	1999
Ghana, West Africa	Ryhadh	7,117,044	1999
West Africa	Other	70,682	1999
Peru	Berenguela	1,207,474	1999
Togo, West Africa	Kara and Nadoba	513,791	1998
Mali, West Africa	Kolomba/Mogoyafara	276,127	1998
British Columbia, Canada	Huckleberry	171,675	1998
British Columbia, Canada	Bear Pass	400,825	1998
British Columbia, Canada	Dalhousie	43,178	1998

     10       21    Going Concern Risk Factor expanded to clarify.

The Company’s financial statements include a statement that the financial statements of the Company are prepared on a going- concern basis, and therefore that certain reported carrying values are subject to the Company receiving the future continued support of its stockholders, obtaining additional financing and generating revenues to cover its operating costs.  The going-concern assumption is only appropriate provided that additional financing continues to become available.

     11       23    Percentage holdings of “insiders” added to risk factor.

     12       24      No specific services are provided by directors, employees or consultants in exchange for receiving stock options. Stock options are only granted to provide incentive. The Company has a stock option plan that was approved by the shareholders of the Company on February 17, 2004. The purpose of the Company’s Stock Option Plan is to attract and retain Employees, Consultants, Officers or Directors to the Company and to motivate them to advance the interests of the Company by affording them with the opportunity to acquire an equity interest in the Company through options granted under this Plan to purchase Shares.

     13       40    Pursuant to all of the private placements discussed on

                    pages 40-41, Financing Time Line, the Company relied on

                    the “Regulation S” exemption.

     14       40    Director identified and purpose of accounts payable noted.

     15       41    “Partially-brokered” defined in amended text.

     16       52    Names of related parties added to amended text.

     17       52    Nature of “types of services rendered” added to amended text.

     18       52    Loan has been repaid.

                    Text revised to update and clarify debt characterization.

     19       58    In 2004, the Company replaced its legal counsel,

Armstrong Simpson, with the law firm Stikeman Elliott. At that time, Paul Simpson, who is a principal of Armstrong Simpson, was replaced by Nancy La Couvée as in-house Corporate Secretary of the Company.

     20   65/73/74  ITEM #6.C.  Guideline #2.

                    Text has been revised to clarify that six of the seven directors are “independent”, removing confusion regarding family

                    relationships.  Text revised to clarify that there are no

                    “family relationships”.

     21       79    Text has been expanded to provide ownership percentage for

                    Canadian “holders of record”.

     22       85    “Escrow” defined in updated and revised text.

     23       85    Nature of remaining escrowed shares and ownership thereof

                    discussed in amended text.  Even though the preponderance of their escrowed shares were released from escrow, the named individuals still own the shares.

     24             Financial Statements revised to include Fiscal 2002.

                    “Cumulative” column removed from Statements of Operations and

  Cash Flows of annual and interim financial statements.

  Reconciliations to U.S. GAAP of cash flows have now been

  included.

     25        4    Glossary revised to remove unnecessary definitions.

                    Management notes the SEC’s reference to usage of proper

                    mineralization terms.

     26       28    Text revised to modify assay data.

The Company acknowledges: that it is responsible for the adequacy and accuracy of the disclosure in our SEC filings; that neither staff comments nor our changes in disclosure in our filings to the staff comments foreclose the Commission from taking any action with respect to our filings; and that the Company will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please communicate with the undersigned if there are any questions or comments.

Thank you.

Yours truly,

Nancy La Couvée

Nancy La Couvée

Corporate Secretary

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